

Autonomous Solutions, Inc.
1712 Pioneer Ave.
Suite 123
Cheyenne, Wyoming
https://www.autonomoussolutions.io/

Up to $4,999,998.72 of Preferred Class B Shares
Minimum Investment Amount: $1,000

Autonomous Solutions, Inc. ("the company," "we," or "us"), is offering up to $4,999,998.72 worth of Preferred Class B Shares (the "Offering"). The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). Through its distribution and perk/reward incentives, the company must reach its Target Amount of $25,000 by January 5, 2024, the end date of the offering. Unless the company raises at least the Target Amount of $25,000 under the Regulation CF offering by January 5, 2024, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

The Offering is being made through DealMaker Securities LLC (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

SECURITIES BEING OFFERED, PERK, AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects Autonomous Solutions' Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description of the company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Wyoming General Corporation Law.

General

The Company's authorized securities consist of 100,000,000 shares of common stock, of which 20,000,000 shares are issued and outstanding. The company also has 100,000 Preferred Class A shares, of which 100,000 shares are issued and outstanding. In this offering the company is selling up to 2,636,992 Preferred Class B shares at $2.83 per share. It has authorized 20,000,000 Preferred Class B shares, and 0 shares issued and outstanding.
Unlike Common shares and Preferred Class A shares, Preferred Class B shares do not have voting rights. Common stock has 1 vote per share, and Preferred Class A has 2,000 votes per 1 share.

Additionally, Preferred Class A stock may convert 1:1000 (1 Class A Preferred stock equals 1,000 Common Stock) at the discretion of the Preferred Class A shareholders. Preferred Class B Shares may convert 1:1 (1 Preferred Class B stock equals 1 Common Stock) at the discretion of the Board of Directors.

Perks

Certain investors in this offering are eligible for discounts on the purchase price of the Preferred Class B Shares, which effectively gives them a discount on their investment. The time-based perks will be offered for the first 11 weeks of the offering. Additionally, investors are eligible for store discounts and other events.

Time-sensitive	Price Per Share	Discount	Net Price Per Shares
Week 1	$2.83	33%	$1.90
Week 2-6	$2.83	25%	$2.12
Week 7-10	$2.83	15%	$2.41
Week 11-13	$2.83	5%	$2.69
Week 14+	$2.83	0%	$2.83

VenHub Customers - (minimum investment amount $1,000):

Investment amount	Store Credit
$1,000	$100 in store credit
$2,500	$250 in store credit
$5,000 +	$500 in store credit

$10,000 +	$1,000 in store credit

Purchase of VenHub Store Bonus:

Investment amount	Discount for purchase of VenHub store
$21,000	3% Discount of VenHub Store Module Purchase
$50,000	5% Discount of VenHub Store Module Purchase
$75,000	10% Discount of VenHub Store Module Purchase
$100,000	17% Discount of VenHub Store Module Purchase
$200,000+	20% Discount of VenHub Store Module Purchase

In addition to the above,

Investment amount	Discount for purchase of Venhub store
$50,000+	VIP seat at Grand opening and launch party
$100,000	The above plus dinner with leadership team after Grand opening
$200,000+	The above plus get to be the first in line to acquire VENHUB store(s)
$500,000 +	The above plus name one of the arms (limited to the first two)

What it Means to be a Minority Holder

As an investor in the Preferred Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:
- In an IPO or other public offering registered with the SEC;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected DealMaker Transfer Agent LLC, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

THE COMPANY AND ITS BUSINESS

Overview

Autonomous Solutions, Inc. is a C Corporation on January 31, 2023, under the laws of Wyoming. The Company maintains a business address at 1712 Pioneer Ave., Suite 123, Cheyenne, Wyoming. Additionally, the company leases and operates a warehouse at 16028 Blythe St. Van Nuys, CA 91406, it also leases and operates out of its office at 300 W. Glenoaks, Suite 105 Glendale, CA 91202.

Autonomous Solutions, Inc. has created "VenHub" as a division of its operations. The company intends VenHub technology to combine the convenience of a store with the efficiency of robotics. This will be achieved by providing customers with a unique shopping experience that will be fully autonomous that operates 24/7. The company believes that with its use of advanced sensors, artificial intelligence, and robotics, VenHub is designed to ensure that customers will always have access to products with a few taps on their smartphones. From scanning and purchasing products to bagging and delivering them, VenHub's robots will be able to take care of everything in a seamless and efficient manner. The store's artificial intelligence algorithm will be able to keep track of customer preferences, allowing it to tailor its offering to meet individual customer's tastes and preferences.

By eliminating the need for employees, VenHub offers store owners labor cost savings, paving the way for potential increased profits. Leveraging sensors, artificial intelligence, and robotics, VenHub promises a shopping adventure that is not only seamless but also deeply personal. With a tap of a smartphone, and let VenHub's robots whisk you through a journey, from scanning and purchasing products to bagging and delivering them with planned precision.

At the core of VenHub is an intelligent algorithm that understands your unique preferences, by tracking customer tastes and curating a selection that caters specifically to the customer.

VenHub by Autonomous Solutions aims to revolutionize the way people shop for their daily necessities, its vision is to create a world where shopping is effortless, convenient and accessible.

The company has several planned revenue streams, including the following:

Selling the stores - The company plans to sell VenHub stores to interested buyers, in which the company would generate revenue.

Selling the modules - The company plans to sell the modules used to construct the stores, as well as offering software as a service. This allows businesses to purchase the technology and software behind the VenHub stores to create their own fully autonomous retail experience.

Licensing the software – The company plans to license or sell their proprietary technology and software to third-party businesses, generating revenue from the licenses or sells fees, this model would allow business to use the technology and software developed by the company to manage their own retail operations. Additionally, in today's world, the subscription-based model for services has become a necessity for consumers and businesses. VenHub plans to generate revenue through a subscription service of its software and their technology.

Fulfilment Services – The company expects to offer businesses that sell products through its store VenHub's fulfillment services, including warehousing, order fulfillment, and shipping. This would generate revenue through fees charged for the services provided.

Product Revenue Share - Additionally, VenHub will negotiate a percentage of the revenue generated from the sale of products within its stores. This potential model allows businesses to sell its products in VenHub without the overhead costs of operating a traditional retail location.

Franchising Fees - is the company is also exploring franchising VenHub stores to prospective franchisees. This allows the company revenue through franchising fees and ongoing royalties. It would allow entrepreneurs the chance to start their own VenHub stores with the support and resources provided by VenHub.

Advertising Fees through Branding Partners - The company is hoping to partner with brands, allowing the brands to advertise and sell their products within VenHub stores. In doing so, it allows businesses to reach customers in an innovative retail environment.

Data Sales - The company is also exploring generating data analytics and advertising fees. By collecting and analyzing data on customer behavior and preferences, VenHub can provide valuable insights to its brand and retail partners, who then can use that information to improve their marketing and product development strategies.

Premium Shopping Experiences - The company is making available a premium service to its customers, such as delivery or personalized shopping experiences.

Product Development

To date, the company has worked on the specs and schematics of VenHub, as well as built a prototype to test its software and its AI capabilities.

Employees

The company currently has 4 full-time employees.

Regulation

The company could be subject to a variety of local, state, and federal regulations, this could include planning and zoning permits in order to operate in preferred locations.

Intellectual Property

The company does not currently have any patents on their technology, they have filed a trademark application for VenHub.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The company currently leases property at 16028 Blythe St. Van Nuys, California 91406 for research and development purposes, while maintaining its business address at 1712 Pioneer Ave., Suite 123, Cheyenne, Wyoming.

Due Diligence
Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Our company is brand new and has no operating history.
The company was formed as a corporation in 2023. We have no established business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The company has incurred a net loss and has not generated any revenue since inception. There is no assurance that the company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

The company does not yet have a product.
To date, the company has developed the concept for VenHub, but has not yet developed a physical product that may be constructed or implemented. The company will require additional capital to reach that point in its development timeline, and even with additional funding, the company may never achieve its aim of a fully functioning VenHub.

Any valuation at this stage is difficult to assess.
The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The auditor has included a "going concern" note in the audited financials.
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

We have a limited operating history upon which to evaluate our performance and have not yet generated profits or material revenue.
We are a new company and have neither generated material revenue nor profits. As such, it is difficult to determine how we will perform, as our core offering has yet to achieve broad market adoption.

If the company cannot raise sufficient funds, it will not succeed.
The company is offering Preferred Series B Shares in the amount of up to $4,999,998.72 in this offering, with a Target Offering Amount of $25,000. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

The company's results of operations may be negatively impacted by the coronavirus outbreak.
The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the company's business, results of operations, or financial condition. The extent to which COVID-19 affects the company's financial results will

depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.
The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the [Security] and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the [Security] generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

We will be required to raise additional capital in order to develop our technology and scale our operations.
This Regulation Crowdfunding offering will provide us with capital to continue product development. We will need additional capital to scale our commercial operations. We will not be able to continue product development and our commercial deliveries if we cannot raise additional debt and/or equity financing.

Defects, failures or security breaches in and inadequate upgrades of, or changes to, our vending machines and its accompanying software could harm our business.
The operation of our business depends on sophisticated software, hardware, computer networking and communication services that may contain undetected errors or may be subject to failures or complications. These errors, failures or complications may arise particularly when new, changed or enhanced products or services are added. Future upgrades, improvements or changes that may be necessary to expand and maintain our business could result in delays or disruptions or may not be timely or appropriately made, any of which could seriously harm our operations. Further, certain aspects of the operating systems relating to our business are provided by third parties, including telecommunications. Accordingly, the effectiveness of these operating systems is, to a certain degree, dependent on the actions and decisions of third parties over whom we may have limited control.

Changes in food and supply costs could adversely affect our results of operations.
Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. Shortages or interruptions in the availability of certain supplies caused by unanticipated demand, problems in production or distribution, food contamination, inclement weather or other conditions could adversely affect the availability, quality and cost of our ingredients, which could harm our operations. Any increase in the prices of the food products most critical to our vending machine offerings could adversely affect our operating results. Although we try to manage the impact that these fluctuations have on our operating results, we remain susceptible to increases in food costs as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, generalized infectious diseases, product recalls and government regulations.

If any of our distributors or suppliers performs inadequately, or our distribution or supply relationships are disrupted for any reason, our business, financial condition, results of operations or cash flows could be adversely affected. Although we enter into contracts for the purchase of food products and supplies, we do not have long-term contracts for the purchase of all of such food products and supplies. As a result, we may not be able to anticipate or react to changing food costs by adjusting our purchasing practices or vending machine pricing, which could cause our operating results to deteriorate. If we cannot replace or engage distributors or suppliers who meet our specifications in a short period of time, that could increase our expenses and cause shortages of food and other items in our machines. If that were to happen, affected machines could experience significant reductions in

sales during the shortage or thereafter, if customers change their purchasing habits as a result. Our focus on a limited menu would make the consequences of a shortage of a key ingredient more severe. In addition, because we provide moderately priced food, we may choose not to, or may be unable to, pass along commodity price increases to consumers. These potential changes in food and supply costs could materially adversely affect our business, financial condition or results of operations.

The company depends on key personnel and faces challenges recruiting needed personnel.
The company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

If the company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products will be adversely impacted.
The company's success, in large part, depends on its ability to protect and maintain the proprietary nature of its technology. The company does not yet have any patents to protect its proprietary technology. As it develops parents in the future, the company must prosecute and maintain those patents and obtain new patents. Some of the company's proprietary information may not be patentable, and there can be no assurance that others will not utilize similar or superior solutions to compete with the company. The company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The company cannot assure you that its means of protecting its proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the company or its licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the company will initiate actions to protect its intellectual property, which can be costly and time consuming.

The company will depend upon strategic relationships to develop, exploit, and manufacture its products. If these relationships are not successful, the company may not be able to capitalize on the market potential of these products.
The near and long-term viability of the company's products will depend, in part, on its ability to successfully establish new strategic collaborations with hospitals, insurance companies, manufacturers and government agencies. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the company's financial, regulatory, or intellectual property position. If the company fails to establish a sufficient number of collaborations on acceptable terms, it may not be able to commercialize its products or generate sufficient revenue to fund further research and development efforts.

Risks Related to the Securities

Voting control is in the hands of SSO, LLC, a holding company owned by Shahan and Shoushana Ohanessian.
Voting Control is concentrated in the hands of SSO, LLC. You will not be able to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. Some of the larger stockholders include, or have the right to designate, executive officers and directors of our Board.

Preferred Series B shares may convert to Common Shares at sole discretion of the Company's Board.
Preferred Series B has no voting rights. However, at the sole discretion of the Company's Board of Directors the Preferred Series B Shares may be converted to Common Shares at a ratio 1:1. Common Shares shall have one (1)

vote per share. The Preferred Series B shares may never convert to Common, thus the shareholder may never require the right to vote.

Our valuation and our offering price have been established internally and are difficult to assess. Autonomous Solutions, Inc. has set the price of its Preferred Class B Shares at $2.83 per share. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

There is no guarantee investors will see a return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities.
There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Preferred Class B stock hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.
In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Date Assumed Office	Approx. hours per week (if not full time)
Executive Officers:			
Shahan Ohanessian	CEO	February 2, 2023	Full Time
Shoushana Ohanessian	President	February 2, 2023	Full Time
Andres Munoz	COO of VenHub - a division of Autonomous Solutions	February 10, 2023	Full Time
Significant Employees:			
Lance Brinker	Senior Vice President of Supply Chain and Logistics Operations	March 1, 2023	Full Time
Directors:			
Shoushana Ohanessian	Chairwoman of the Board	February 2, 2023	Full Time
Shahan Ohanessian	Director	February 2, 2023	Full Time
Board of Advisors:			
Marc J. Ross	Advisor	February 2, 2023	Part Time

Shahan Ohanessian, CEO of Autonomous Solutions, Inc. and Board of Director
Shahan Ohanessian is a business leader with a passion for innovation and a track record in the logistics, insurance, and blockchain industries. He has been CEO and co-founder of several companies.

From 2012 to 2019, Shahan served as the CEO of ABT Holdings, Inc. that partnered with companies such as Amazon logistics, UBER Eats, Eat24, and GrubHub. Under his leadership, the company experienced tremendous growth, managing a team of 4,000 employees and generating over $200 million in revenue. He was instrumental in introducing cutting-edge technologies and processes that streamlined operations and increased efficiency. That company wound up operations in 2019, and filed for Chapter 11 bankruptcy protection.

Before that, Shahan was the CEO and co-founder of Insurance Services Network Inc., an online property claims management systems with operations around the world. The company delivered services to clients and strived to set new standards in the insurance industry. In just 4 years, the startup's sales grew to over $80 million a year.

From 2017 to 2022, Shahan was the CEO of Serve Limited, one of the first blockchain companies that used blockchain for delivery management and logistics innovations for drivers, consumers, and merchants of all sizes. He played a crucial role in the growth and development of the company, helping it become one of the leading players in the blockchain sector. In 2022, Serve Limited wound up operations, and the token that was issued for Serve Limited is no longer on the market.

Shahan received a degree in computer science from the University of Southern California.

Shoushana "Suzy" Ohanessian, President and Chairwoman of the Board of Directors
Shoushana "Suzy" Ohanessian has over a decade of experience in the logistics and operations industry.

Suzy's expertise in operations was demonstrated during her tenure as President of Operations for a major logistics delivery company, where she oversaw the successful delivery of over 100 million shipments and led a team of 2,000 drivers while improving operational efficiency and streamlining processes. She has also worked with some of the biggest names in on-demand delivery such as Amazon Logistics, Uber Eats, GrubHub, and more. That company wound up operations in 2019, and filed for Chapter 11 bankruptcy protection.

Suzy's experience in the field was further honed by being appointed President at Serve Limited, a blockchain company specializing in delivery management and logistics innovation. Her dynamic leadership skills and innovative thinking have contributed to the company's continued growth and success. In 2022, Serve Limited wound-up operations, and the token that was issued for Serve Limited, is no longer on the market.

Andres Munoz, COO of Venhub, a division of Autonomous Solutions
Andres Munoz is an operation professional with a diverse background and experience in the fields of logistics, deliveries, robotics, and management.

In 2016 Andres began his career as a Station DIspatch Manager at Scoobeez Logistics - hiring, scheduling and managing up to 100 associates while improving metrics across the board. Within two months he was recognized for his success and was promoted to the Area Manager for the Southern California District where Managing 5 facilities and over 500 delivery associates. Andres was able to coach and train the Station Managers with his new policies and procedures to help improve metrics and reduce overtime. Continuing to accelerate in his career path Andres in 2017 became Regional Manager of the East Coast Managing 12 facilities and over 1500 Associates while also joining the expansion team where he and 2 other leadership members went to launch a new facility.

In 2018 Andres grew in the ranks as the Operations Manager and managed a team of over 2,000 logistics drivers nationwide. He grew his skillset in delivering services to major companies such as Amazon, GrubHub, Uber Eats and several large pharmaceutical companies.

Lance Brinker, Senior Vice President of Supply Chain and Logistics Operations
Lance Paul Brinker is a seasoned professional with extensive experience in the culinary, transportation, and business management industries. He graduated from the Culinary Institute of America in 1975 with an AOS in Culinary Arts and honed his skills working in various restaurants and country clubs, including serving as a banquet chef for Arnold Palmer at Latrobe Country Club. After several years in the culinary industry, Lance transitioned to the corporate world as a Food Service Manager for American Standard Corporation, where he wrote menus and designed an executive dining room and kitchen.
In 1986, Lance joined United Parcel Service (UPS) and began his management career as an On-Car Supervisor. Over the next several years, he rotated through various positions at UPS, including HR Representative, Industrial Engineering Representative, Building Operations Manager, and Quality Manager, gaining a well-rounded knowledge of the transportation business. He went back to college and earned a Bachelor of Science degree in Business Management from Letourneau University.
Lance's career at UPS continued as he was promoted to a Division-level manager of Transportation and later named Package Division Manager for the Northwest Ohio Division. He was then relocated to Chicago as a North Package Division Manager, where he was promoted to a Region Industrial Engineering Coordinator of a Preload Assist System. After a successful stint in Chicago, he was named District Operations Manager in Central Texas, where he was responsible for all transportation operations in the western half of the state.
In 2010, Lance accepted an early retirement package from UPS and returned to East Texas to pursue his passion for raising beef cattle and promoting firearm safety through his business, Guns & Safe LLC. In 2017, he joined Scoobeez as a Board of Director member and COO, and expanded his business portfolio in broader areas of the agricultural industries. Currently, he also serves as Assistant Fire Chief and Treasurer at a local fire department.

Marc J. Ross, Board of Advisors

Marc J. Ross is a attorney who has been practicing law since 1988. Mr. Ross is a founding partner of Sichenzia Ross Ference LLP, a firm based in New York, New York, which he started back in 1998 that specializes in corporate, securities, litigation, and regulatory matters. With over three decades of experience in the legal field, Mr. Ross is a skilled advisor to public and private companies, brokerage firms, high net-worth individuals, and hedge funds throughout the US, North America, Asia, Europe, and Israel. He has a track record of advising clients on securities, corporate, regulatory, and litigation/arbitration matters, and has played a critical role in many high-stakes negotiations and transactions.

Mr. Ross is well-versed in 1934 Act reporting requirements, NASDAQ, AMEX, and NYSE compliance matters, and has assisted numerous companies go public through reverse mergers, IPOs, and company offerings. He has a wealth of experience in investment and capital-raising transactions, including private investments in public equity transactions (PIPEs), initial public offerings (IPOs), registered direct offerings (RDs), and shelf offerings.

In addition, Mr. Ross is a seasoned litigator and has represented clients in commercial/securities dealing with marijuana and marijuana-related businesses. He has also been involved in complex legal proceedings, including multi-district litigation, class and derivative actions, injunctive actions, and arbitration proceedings conducted through FINRA, the AAA, and JAMS. He is a trusted counselor in civil regulatory and criminal investigations and has regularly appeared before the SEC, FINRA, and state securities agencies in connection with investigations, negotiations, and enforcement proceedings.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns more than 20% of company's voting securities as of March 27, 2023:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
SSO, LLC	20,000,000 - Common Stock 100,000 - Preferred Class A	100% of Common Stock 100% of Preferred Class A

The following table describes our capital structure as of March 27, 2023:

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not issued**	Available*
Common Stock	100,000,000	20,000,000	0	80,000,000
Preferred Class A	100,000	100,000	100,000	0
Preferred Class B	20,000,000	0	0	20,000,000

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $25,000 Raise*	Allocation After Offering Expense for a $5,000,000 Raise*
Offering Costs, Campaign Marketing Expenses, and Related Reimbursement	$2,125	$425,000
Research and Development	$22,875	$4,575,000

*The intermediary fees above do not include the $45,000 deferred onboarding fee, $12,000 monthly fee, or transaction and administrative fees.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by TaxDrop. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Memorandum.

Overview

Automated Solutions, Inc. was registered in Wyoming on January 31, 2023. The company is a business-to-business operation that seeks to innovate the retail industry, specifically in the convenience store sector.

As of January 31, 2023 (inception), the company had not begun operations and is not generating any revenue. The company will incur losses prior to generating positive retained earnings. These matters raise substantial concern about the company's ability to continue as a going concern (see Note 6). During the next twelve months, the company intends to fund its operations with funding from a crowdfunding campaign (see Note 7) and funds from revenue producing activities**.**

Liquidity and Capital Resources

As of May 1, 2023, the company's cash on hand was $2,752.38. The company's operations to date have been funded to date by contributions from its shareholder, SSO, LLC.

Currently, we estimate our burn rate (net cash out) to be on average $6,059.86 per month, but will increase with the proceeds of this crowdfunding campaign. SSO, LLC initially funded the company for its inception, SSO, LLC will continue to do so to compensate for the initial shortfall until the crowdfunding campaign ends.

Plan of Operations and Milestones

We are not yet operational. We have established the following milestones in our plan of operations:
- VenHub has currently developed the initial schematics, software programming, assembled its team, and conducted the initial tests of its concept at its offices.
- In the next 18 months, we would like to have our Alpha and Beta stores to have completed testing in order to ensure that operations are running smoothly.
- Additionally, in the 36 months after the conclusion of our crowdfunding campaign, we want to have our first store open and producing revenue.

Indebtedness

On February 1, 2023, SSO, LLC loaned the company $15,000 to help start the company's bank account. This loan has no interest or specified maturity date.

Trends and COVID-19

The company has begun to receive interest in its products, however we have not begun any pre-sale phase of the product, and cannot determine whether the expressed interest will result in actual future sales.

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government

quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

RELATED PARTY TRANSACTIONS

The company is wholly owned by SSO, LLC, a Wyoming limited liability company formed on January 31, 2023 (inception). SSO, LLC was formed by Director and CEO Shahan Ohanessian for the purpose of holding an ownership interest in the company. On February 1, 2023, SSO, LLC loaned the company $15,000 to help start the company's bank accounts.

In addition, for services rendered to the company SSO, LLC was awarded 20,000,000 shares of Common Stock, and 100,000 shares of Class A Preferred Stock.

RECENT OFFERINGS OF SECURITIES

On February 1, 2023, Autonomous Solutions issued 20,000,000 shares of Common Stock to SSO, LLC for services rendered.

On February 1, 2023, Autonomous Solution issued 100,000 shares of Class A Preferred Stock to SSO, LLC for services rendered.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention

to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.
Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The way the company arrived at $2.83 was by comparing our business model with similar industry business models. We also factored in the 5-10 year revenue projections and finally considered the market trends, consumer demand, and growth opportunities.

REGULATORY INFORMATION

Disqualification

The company any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has not filed annual reports to date. The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at https://www.autonomoussolutions.io/investors.

The company must continue to comply with the ongoing reporting requirements until:
(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;
(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive the securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at: **http://invest.venhub.com/**